EXHIBIT 77(Q1)

FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND INCORPORATED

(the "Fund")

At the October 17, 2003 Meeting of the Board of Directors of the Fund, the Board approved proposed amendments to the Fund's Articles Supplementary Establishing and Fixing the Rights and Preferences of Auction Market Preferred Stock ("Articles Supplementary"). The amended sections of the Articles Supplementary are set forth below:

Article (ww) under the "Definitions" Section:

(ww) "Maximum Rate" means, on any date on which the Applicable Rate is determined, the greater of (i) the applicable percentage (as determined pursuant to the chart immediately below) of the Reference Rate on such date and (ii) the applicable spread (as determined pursuant to the chart immediately below) plus the Reference Rate on such date. The applicable percentage and the applicable spread shall each be determined as set forth below based on the lower of the credit ratings assigned to the Preferred Shares by Moody's or Fitch, subject to upward but not downward adjustment in the discretion of the Directors (without the vote or consent of the Holders of shares of preferred stock of any series, including the Preferred Shares, or any other stockholder of the Fund, but with confirmation from Moody's (if Moody's is then rating the Preferred Shares) and Fitch (if Fitch is then rating the Preferred Shares) or any Substitute Rating Agency then rating the Preferred Shares, and after consultation with the Broker-Dealers and subject to paragraph 4(d) of Part I of these Articles Supplementary), provided that immediately following any such increase the Fund would be in compliance with the Preferred Shares Basic Maintenance Amount. If Moody's or Fitch or both shall not make such ratings available, the rate shall be determined by reference to equivalent ratings issued by a Substitute Rating Agency.

Credit Ratings		Applicable Percentage:	Applicable Spread:
Moody's	Fitch
"Aa3" or higher	AA- or higher	175%	2.50%
"A3" to "A1"	A- to A+	225%	3.00%
"Baa3" to "Baa1"	BBB- to BBB+	275%	3.50%
Below "Baa3"	Below BBB-	325%	4.00%